May 8, 1998



Securities Management & Timing Funds
620 Woodmere Avenue
Suite B
Traverse City, Michigan 49686

Gentlemen:

     The undersigned hereby purchases 10,000 shares of The SMT Fund at $10.00 per share, representing a total investment of $100,000 in the shares of the series of Securities Management & Timing Funds. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.

                                        Securities Management & Timing, Inc.



                                        By:  /s/ Craig M. Pauly
                                             ---------------------------
                                             Craig M. Pauly, President
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